From: Rebecca Lock
Sent: Thu, 31 Mar 2022 09:00:54 -0700
To: Rebecca Lock
Bcc: [redacted]
Subject: Request for Help Getting the Word our about Kidcaboo Early Investment Opportunity

Hi friends, Kidcaboo families and more,

Hope you all are well. Thank you all so much for your support, work, enthusiasm and patience as Kidcaboo grows. In the last month, we've raised almost another 100K, on top of the million we have raised previously, and something occurred to me about who was able to invest and not invest and so I made a decision to open up half of our current funding round to the equity crowdfunding site Wefunder, a reputable site and platform our securities, business lawyers and accountants vetted heavily. We need to raise ONLY 13,000 more at a reduced valuation cap in exchange for equity before we can move the fundraise to the wefunder platform and allow the public to invest, an investment in which all investors will be put into an LLC and receive equity as all investors, accredited or non, will. If you can think of anyone you know who would be interested in investing at this great valuation (read below as far as company updates) now, and would consider please sharing this opportunity with them, I would be so very grateful. Thank you so much for your help here. Also, the message below needs to be included in the email for the raise of the remaining 13K of the first 50K we raise per the SEC. Thank you again.

For reasons you can read about on the Wefunder page under "updates," I have chosen to open an early-stage Kidcaboo investment round to team members' (staff and drivers) family and friends at a reduced valuation, prior to an upcoming raise that I expect will be at a higher valuation. I've chosen to do this round using equity crowdfunding and the reputable platform Wefunder. Mostly, I chose to raise in this way to support an increasingly popular form of fundraising, that unlike traditional investing, is available to people of all backgrounds and income levels, and allows both accredited and non-accredited investors a potentially life-changing opportunity to invest in early stage companies with very large growth potential. You are welcome to send this link to family and friends via email (not wide-spread, public social media until we open this publically). The first $100,000 is being offered to connections of people associated with Kidcaboo at a reduced valuation cap (10M) than others will receive after that amount is raised, as a thank you for the support you've shown to Kidcaboo as it gets off the ground. Thank you for your help in disseminating this.

My sister Anna invested in this round and I'd like to take a moment to share with you why I feel confident enough in this company at this point to offer it to the family and friends of those on our team, including my own family. Early on, I learned first hand about the enormous, unmet market nationally that Kidcaboo is expanding to serve. I continue to experience the demand for the solution we spent the past three years creating and working to perfect, and the impact it has on families. We learned how to scale both our tech and service safely, effectively and in a way that maintains the personalized and trusted communication and service that has always been my priority and that has retained our clients and drivers. And despite how much value the expansion and clientele our launch and projected growth across the southern US seem to ensure, our recent partnership with Tusk Holdings' regulatory program and the work they are pursuing to help us secure the states in PA, MD, CT, NJ, VA and MA, where, in some of these states, we'll be the only and first ever children's rideshare, truly gives me the level of confidence I needed to involve the investment of those very close to me, my family and our team. Yes, there is always risk, even when very tangible things happen to likely mitigate that. And yes, anything can happen in life, but I promise to continue doing the best I can in managing this venture and operating it morally (of course), responsibly and effectively. The support of our team inspires that so much so, from the bottom of my heart, thank you. I look forward to having you all on this journey and am grateful for your confidence and support.

How this will work, once the first 50K is pledged from the link below, a Form C is filed with the SEC and the fundraise moves to the Wefunder at which time it will be open to a wider audience. The initial 50K stays accessible via this link only as part of equity crowdfunding laws and is intended to confirm our fundraising viability in an offering under Regulation Crowdfunding, but seems to be a good time to get in at the lower valuation if anyone or your family or friends are interested. Money from this initial $50,000 raise will be collected officially by Wefunder when our Form C is filed. If an investor's interest changes before money is collected, that person is under no obligation to invest. Their equity, like other accredited and non-accredited investors that have invested in or will invest in this round on these terms, will convert to shares at the reduced rate at our next priced round, which will follow in the near future at, I can only assume, a higher valuation, as the company should have expanded geographically and revenue-wise at that time. All investors of family and friends will receive regular updates and be made to feel very looped in. Here is the wefunder link. Thank you more than I can say for your support. With this all said, here is the link: https://wefunder.com/kidcaboo. There is a lot of information about the company and our prospects available via this link.

Thank you so much again for your support, and please feel free to send me any questions or have any of your friends/family reach out with any questions. have anyone send any questions at any time. I am grateful and hope you have a great evening!

Best Always,

Best Always,



Rebecca Lock

Founder & CEO, Kidcaboo

[redacted]

W https://www.kidcaboo.com/

"The Safest Transportation for Your Kids When Life Gets in the Way!"

[redacted]

Date: 3/29/2022 6:18:14 PM
Subject: Link for Initial Kidcaboo Investment Pledges

Hey there,

I, our accountants, wefunder account execs and lawyers are nearing the completion of the paperwork we need to file our Form C with the SEC for this particular friends and family fundraise. Yesterday, I was given permission to send out the email intended to secure early investment pledges. We went to three individuals as testers to ensure the campaign was working and raised 20k of the 50k overnight that we need to move the fundraise to the wefunder platform to get wide support at higher terms, and to start the 21-day clock in which the SEC form is filed and after which we can finally get this money. Finishing this first 50k is definitely important because of that and so I'm so grateful for your support with this.

While I have an email list I will send this to shortly, I wanted to send this to you earlier and personally (feel free to share with any friends or family, too), as I will with some other teammates and their families, who reached out early and without thinking twice, in support of this fundraise. I just want to thank you for that. It means so much to me and our company and, while you will be receiving stock from the initial option pool, any friend or family you'd like to send this to who may consider donating anything at all, any amount is acceptable here, large or small, would be so meaningful.

Raising a friends and family round via equity crowdfunding, a fundraising mode I feel strongly about because it offers investment equity to people of any income level interested in investing in private companies in America, not just the wealthiest Americans, is so important to me. This fundraise and its early terms (the SAFE terms you received previously) are identical whether an investor investing money in Kidcaboo at this time is an accredited investor or not.

Again, about how this works, pledges for the first 50,000$ will be accepted until that amount is fulfilled and, at that time, a Form C will be filed with the SEC and the fundraise will move to the Wefunder platform. This phase is standard as part of equity crowdfunding laws and is intended to confirm our fundraising viability in an offering under Regulation Crowdfunding. Money is pledged during this $50,000 and then collected officially by Wefunder when our Form C is filed. If an investor's interest changes before money is collected, that person is under no obligation to invest. Their equity, like other accredited and non-accredited investors that have invested in or will invest in this round, will convert to shares at the reduced rate at our next priced round, which will follow in the near future at, I can only assume, a higher valuation, as the company should have expanded geographically and revenue-wise at that time. This is a really big moment for the company and I look forward to continuing to do all I can to make the company and jnvrstors grow and proud. All investors of family and friends will receive regular updates and be made to feel very looped in. Here is the wefunder link. Thank you more than I can say for your support. With this all said, here is the link: https://wefunder.com/kidcaboo

Thank you so much again for your support, and please have anyone send any questions at any time. I am grateful and hope you have a great evening!

My best always,
Rebecca

Best Always,



Rebecca Lock
Founder & CEO, Kidcaboo

[redacted]
www.kidcaboo.com/

From: [redacted]
To: [redacted]
Date: 3/28/2022 9:38:44 PM
Subject: Link for Initial Kidcaboo Investment Pledges

Janelle, John, Thomas and Aubrey,

As I just shared again with Thomas today, I am so grateful for your support of Kidcaboo. Thomas, I changed the early bird discount from the first $200,000 to the first $100,000. That is the only change I made and I didn't want it to surprise you, so I'm pointing it out. :)

I, our accountants, wefunder account execs and lawyers are nearing the completion of the paperwork we need to file our Form C with the SEC for this particular friends and family fundraise. I was given permission to send out the email intended to secure early investment pledges. While I have an email list I will send this to shortly, as do other members of our team, but you are one of the first three families receiving this email. I wanted to send it personally, as I will with some other teammates' families, who also reached out to me personally with thoughtful questions about this fundraise, to thank you for the time and consideration you offered me and Kidcaboo throughout this process.

Raising a friends and family round via equity crowdfunding, a fundraising mode I feel strongly about because it offers investment equity to people of any income level interested in investing in private companies in America, not just the wealthiest Americans, is so important to me. This fundraise and its early terms (the SAFE terms you received previously) are identical whether an investor investing money in Kidcaboo at this time is an accredited investor or not.

Since you guys will be amongst the first group receiving this, there should be few if any pledges as of this time. Pledges for the first 50,000$ will be accepted until that amount is fulfilled and, at that time, a Form C will be filed with the SEC and the fundraise will move to the Wefunder platform. This phase is standard as part of equity crowdfunding laws and is intended to confirm our fundraising viability in an offering under Regulation Crowdfunding. No money is collected (only pledged) during this $50,000 and then collected by Wefunder when our Form C is filed. If your interest changes before money is collected, you are under no obligation to invest. Your equity, like other accredited and non-accredited investors that have invested in or will invest in this round, will convert to shares at the reduced rate at our next priced round, which will follow in the near future at, I can only assume, a higher valuation, as the company should have expanded geographically and revenue-wise at that time. This is a really big moment for the company, and it's especially special to me as my sister has already invested in this particular round. I look forward to making you guys proud and being in touch with updates as we grow. Here is the wefunder link. Thank you more than I can say for your support. With this all said, here is the link: https://wefunder.com/kidcaboo

Lastly, I was just alerted by our lead app developer that this interview (linked below) just came across a google news feed. I was not aware it was being released yet and have not yet watched it, but if you would like more information about the company, feel free to watch, but no pressure. :) It's a video podcast: https://marketscale.com/industries/transportation/parents-struggling-with-child-transportation-obligations-have-new-ridesharing-options/

Thank you so much again for your support, send questions at any time and thank you for being amongst our first, if not our first, pledged investor(s). I am grateful and hope you have a great evening!

My very best,
Rebecca

Best Always,



Rebecca Lock
Founder & CEO, Kidcaboo

[redacted] **W** https://www.kidcaboo.com/

"The Safest Transportation for Your Kids When Life Gets in the Way!"